CERTIFICATE OF AMENDMENT OF

THE CERTIFICATE OF INCORPORATION OF

OXYGEN THERAPY, INC.

Oxygen Therapy, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment of the Certificate of Incorporation (this “Amendment”) to combine each two hundred (200) shares of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), either issued and outstanding or held by the Corporation as treasury stock, into one (1) share of Common Stock; and (ii) declaring this Amendment to be advisable, submitted to and considered by the stockholders of the Corporation entitled to vote thereon for approval by the affirmative vote of such stockholders in accordance with the terms of the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”) and Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and recommended for approval by the stockholders of the Corporation.

SECOND: That this Amendment was duly adopted in accordance with the terms of the Certificate of Incorporation and the provisions of Section 242 of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD: Effective at 5:00 p.m. (Delaware time) on the date of the filing of this Amendment with the Secretary of State of the State of Delaware (with such time on such date being the “Effective Time”), the Certificate of Incorporation shall be amended by adding a paragraph to Article IV prior to Section A of the Certificate of Incorporation to read as follows:

“(d) Effective at 5:00 p.m. (Delaware time) on the date of the filing of the Certificate of Amendment of the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware to insert the following provisions to the Certificate of Incorporation (the “Effective Time”), each two hundred (200) shares of Common Stock either issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional share shall be issued upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Common Stock. Upon surrender by a holder of a certificate or certificates for Common Stock, duly endorsed, at the office of the Corporation (or, if lost, an acceptable affidavit of loss is delivered to the Corporation), the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of Common Stock that such holder shall be entitled to following the Reverse Stock Split.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed on August 8, 2018.

OXYGEN THERAPY, INC.

By:	/s/ Daniel Teper
Name:	Daniel Teper
Title:	Chief Executive Officer, Treasurer, and Corporate Secretary